bLUE WATER VACCINES, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, Ohio 45202

February 11, 2022

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Lauren Hamill and Ms. Celeste Murphy

Re:	Blue Water Vaccines, Inc.
Registration Statement on Form S-1
October 8, 2021
File No. 333-260137

Dear Ms. Hamill and Ms. Murphy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Water Vaccines, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. on Friday, February 11, 2022 (the “Effective Time”). The Company hereby grants to each of Barry I. Grossman, Esq. and Jessica Yuan, Esq. the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Joseph Hernandez
Joseph Hernandez
Chief Executive Officer